1401 Lawrence St.
Ste. 1200
Denver, CO 80202
Telephone: 303.312.3412
cobizfinancial.com
September 5, 2018
Dear Shareholder:

We have previously sent you the proxy materials for the CoBiz Financial Inc. special meeting to be held on September 27, 2018 to vote upon, among other matters, the Agreement and Plan of Merger with BOK Financial Corporation. To ensure that your shares are counted in this important matter, please take a moment right now and return the enclosed proxy card.

Your Board of Directors has unanimously approved and adopted the Merger Agreement, and the transactions contemplated thereby and recommends that you vote “FOR” the merger proposal, “FOR” the compensation proposal and “ FOR” the adjournment proposal.

In order to make it convenient for you to vote, we are enclosing a duplicate proxy card for your use. We have also made arrangements for you to be able to vote by telephone or internet, as well as by mail. Simply follow the instructions on the enclosed proxy card.

Please vote by telephone or internet today! Holders of a majority of all outstanding shares must vote in favor to authorize the merger. If you don’t vote, your non-vote will have the same effect as a vote against the merger. Remember - every share and every vote counts!

You may also sign, date and mail your proxy card in the envelope provided. If you have any questions, please call our proxy solicitor, MacKenzie Partners, Inc., at (800) 322-2885.

Thank you for your continued support.
Sincerely,

/s/ Steven Bangert

Steven Bangert
Chairman of the Board and Chief Executive Officer

Important Additional Information and Where to Find It

In connection with the proposed merger, BOK Financial has filed with the SEC a Registration Statement on Form S-4 that includes the Proxy Statement of CoBiz Financial Inc. and a Prospectus of BOK Financial. The registration statement, as amended, was declared effective by the SEC on August 16, 2018. CoBiz Financial Inc. commenced the mailing of the definitive Proxy Statement/Prospectus to its shareholders on or about August 20, 2018. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about CoBiz Financial Inc. and BOK Financial, may be obtained at the SEC’s Internet site (http://www.sec.gov). Copies of the Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to CoBiz Financial Inc. Investor Relations at CoBiz Financial Investor Relations, 1401 Lawrence Street, Suite 1200, Denver, CO, by calling 303.312.3412, or by sending an e-mail to info@cobizfinancial.com or to BOK Financial Investor Relations at Bank of Oklahoma Tower, PO Box 2300, Tulsa, OK, 74192, by calling 918.595.3030 or by sending an e-mail to investorrelations@bokf.com. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the shareholders of CoBiz Financial Inc. in connection with the proposed transaction is set forth in the Proxy Statement/Prospectus filed with the SEC.

CoBiz Financial Inc. and BOK Financial Corporation and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of CoBiz Financial Inc. in respect of the transaction described in the Proxy Statement/Prospectus. Information regarding CoBiz Financial Inc.’s directors and executive officers is contained in CoBiz Financial Inc.’s Annual Report on Form 10-K for the year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated March 9, 2018, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger. Free copies of this document may be obtained as described in the preceding paragraph.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, CoBiz Financial Inc.’s and BOK Financial Corporation’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “plan,” “predict,” “project,” “forecast,” “guidance,” “goal,” “objective,” “prospects,” “possible” or “potential,” by future conditional verbs such as “assume,” “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.

In addition to factors previously disclosed in CoBiz Financial Inc.’s and BOK Financial Corporation’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the ability to meet closing conditions to the merger, including approval by CoBiz Financial Inc.’s shareholders on the expected terms and schedule; delay in closing the merger; difficulties and delays in integrating CoBiz Financial Inc.’s business or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of BOK Financial Corporation’s products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.